EXHIBIT 11

           EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
           STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS


                                               Three Months Ended
                                                    March 31,
                                             1997               1996


NET INCOME (LOSS)                     $      512,000       $ (5,358,000)

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING               49,881,000         51,853,000

COMMON STOCK EQUIVALENT SHARES
  ASSUMED TO BE ISSUED FOR DILUTIVE
  STOCK OPTIONS AND WARRANTS                 348,000                ---

TOTAL WEIGHTED AVERAGE COMMON
  AND COMMON EQUIVALENT SHARES
  OUTSTANDING                             50,229,000         51,853,000


EARNINGS (LOSS) PER COMMON SHARE      $         0.01       $      (0.10)






















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